                       Securities and Exchange Commission
                             Washington, D.C. 20549



                                    Form 6-K



                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d/16 of
                       the Securities Exchange Act of 1934



                                  October 2003





                                   AEGON N.V.





                                  50 AEGONplein
                                2591 TV THE HAGUE
                                 The Netherlands

AEGON's press release, dated October 10, 2003, is included as appendix and incorporated herein by reference.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              AEGON N.V.
                                              ----------------------------------
                                              (Registrant)

Date: October 10, 2003                        By /s/ E. Lagendijk
                                              ----------------------------------
                                              E. Lagendijk
                                              Senior Vice President and
                                              General Counsel